UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities
Exchange Act of 1934
For the month of August, 2007
Commission File Number: 001-13928
Royal Bank of Canada
(Translation of registrant’s name into English)

200 Bay Street Royal Bank Plaza Toronto, Ontario Canada M5J 2J5 Attention: Vice-President & Corporate Secretary	1 Place Ville Marie Montreal, Quebec Canada H3C 3A9 Attention: Vice-President & Corporate Secretary
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
This report on Form 6-K and the exhibit 99.2 hereto are incorporated by reference as exhibits into the Registration Statement on Form F-3 (File No. 333-139359) and the Registration Statements on Form S-8 (File Nos. 333-8434, 333-12036, 333-12050, 333-13050, 333-13052, 333-13112, 333-13176, 333-13602, 333-13752, 333-14144, 333-110953, 333-117922).

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL BANK OF CANADA
Date: August 24, 2007	By:	/s/ Janice R. Fukakusa
		Name:	Janice R. Fukakusa
		Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Third Quarter 2007 Earnings Release

99.2	Third Quarter 2007 Report to Shareholders (which includes management’s discussion and analysis and unaudited interim consolidated financial statements)

99.3	Third Quarter 2007 Certificate of the Chief Executive Officer in the form required by Canadian Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings

99.4	Third Quarter 2007 Certificate of the Chief Financial Officer in the form required by Canadian Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings